SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sandstorm Gold Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

80013R206
(CUSIP Number)

January 28, 2013
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐    Rule 13d-1(b)
☒   Rule 13d-1(c)
☐    Rule 13d-1(d)

CUSIP No. 80013R206	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Premier Gold Mines Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		5,604,277 common shares (1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		5,604,277 common shares (1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH:
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,604,277 common shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.1%
12	TYPE OF REPORTING PERSON
CO

(1) On January 29, 2013, pursuant to the terms of a share purchase agreement between Sandstorm Gold Ltd. (“Sandstorm”) and Premier Gold Mines Limited (“Premier Gold”), Sandstorm issued to Premier Gold 5,604,277 special warrants in the capital of Sandstorm (subject to the approval of the Toronto Stock Exchange), being each exercisable for no additional consideration into one common share of Sandstorm.  Premier Gold may exercise up to 25% of the special warrants in each calendar month.

CUSIP No. 80013R206	13G	Page 3 of 5 Pages

Item 1 (a).      Name of Issuer:

Sandstorm Gold Ltd.

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

Item 2 (a).      Name of Person Filing:

Premier Gold Mines Limited

Item 2 (b).      Address of Principal Business Office or, if None, Residence:

Suite 200, 1100 Russell Street
Thunder Bay, Ontario
P7B 5N2 Canada

Item 2 (c).      Citizenship:

Ontario, Canada

Item 2 (d).      Title of Class of Securities:

Common Shares

Item 2 (e).      CUSIP Number:

80013R206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

CUSIP No. 80013R206	13G	Page 4 of 5 Pages

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

                             (i)Sole power to vote or to direct the vote

                             (ii)Shared power to vote or to direct the vote

                             (iii)Sole power to dispose or to direct the disposition of

                             (iv)Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 80013R206	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

Premier Gold Mines Limited

/s/ Steven Filipovic
By: Steven Filipovic
Its: Chief Financial Officer